SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras acquires additional participation and
will operate fields in the Gulf of Mexico

(Rio de Janeiro, August 15, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that Petrobras America Inc., a wholly owned subsidiary of Petróleo Brasileiro SA, based in Houston (TX), acquired additional participation of 25% in the Cascade field and 26.67% in the Chinook field, from BHP Billiton, both located in the Gulf of Mexico (GOM).

Petrobras also agreed to buy up to the 15% interest that Hess holds in the Chinook field. Upon completion of these transactions the company will own 50% and up to 71.67% in Cascade and Chinook, respectively, and will be the operator of the two field developments. The remainder participations in Cascade and Chinook will be respectively held by Devon Energy and Total E&P USA, Inc.

Both Cascade and Chinook fields will be developed using a Floating Production Storage and Offloading facility (FPSO), a development concept so far never deployed in the American waters of the Gulf of Mexico, although this technology is largely dominated by Petrobras in its operations offshore Brazil. Given the technological and operational challenges that producing oil at depths of around 27,000ft (paleogene reservoirs) pose, Petrobras will pursue a fast track, phased development approach, with first oil scheduled for 2009. Initially, two Cascade wells and at least one Chinook well will be completed and brought on stream through a FPSO. Subsequent wells and facilities will be designed in accordance with the initial production results.

Both Cascade and Chinook are located in the Walker Ridge OCS leasing area in water depths ranging from 7,000 to 9,000ft. Subsequent appraisal wells confirmed the extension of the Cascade oil reservoirs while an appraisal well is being planned for Chinook in the near future.

Petrobras is also the operator of the Cottonwood gas field, in Garden Banks area, with 80% participation. Consisting of a subsea tie back to existing facilities in shallower water, the production start up is scheduled for the beginning of 2007.

In order to deliver such program, Petrobras recently awarded a contract to a drilling contractor for a rig capable of operating in water depths of 10,000ft, and is in negotiations for another rig – both rigs to be allocated to Petrobras GOM operations.

In addition to these two field developments Petrobras is conducting a very aggressive exploration campaign in the GOM, which includes acquisition of additional acreage and participation in wells being drilled or planned for the near future. This campaign includes also promising areas in the deep gas shelf play, in the Garden Banks and the Corpus Christi, and in ultra deep water regions of Gulf of Mexico.

With these developments, Petrobras consolidates its position as one of the leading players in the ultra deep waters of the Gulf of Mexico, benefiting from its deepwater expertise and technology developed offshore Brazil.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.